MANAGEMENT’S DISCUSSION AND ANALYSIS (RESTATED)

For the three months ended March 31, 2014

This restated management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, “we”, “us”, “our”, the “Company”) should be read in conjunction with the Company’s restated unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 (the “Consolidated Financial Statements”) and our restated audited consolidated financial statements and restated MD&A for the year ended December 31, 2013. The date of this restated MD&A is September 17, 2014. Details of the restatement referred to below are provided in Note 2 to the Consolidated Financial Statements. All dollar amounts contained in this restated MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this restated MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues included in this restated MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” below for a calculation of our netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements

We have restated our consolidated balance sheets as at March 31, 2014 and December 31, 2013, and our consolidated statements of income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the three month periods ended March 31, 2014 and 2013. Further information on these adjustments and a reconciliation of amounts previously reported are contained in Note 2 to the Consolidated Financial Statements. The financial information and other affected information presented in this restated MD&A, including selected quarterly data for 2014, 2013 and 2012, have been restated to give effect to the restatement.

The Company has updated the disclosure presented in the Consolidated Financial Statements and this restated MD&A to reflect events occurring subsequent to the original filing. However, the Company has not amended and does not intend to amend the annual filings made for the years ended December 31, 2012 or 2011 or the interim filings made in 2013 or prior years, although restated balances have been presented as comparatives in the Consolidated Financial Statements and this MD&A and the interim filing for the three and six months ended June 30, 2014, and will be presented as comparatives in future filings where appropriate. Accordingly, this restated MD&A should be read in conjunction with the Company’s filings that have been filed on or after September 17, 2014.

The consolidated financial statements of the Company, the report of the auditors’ thereon and the auditors’ report on the effectiveness of internal control over financial reporting, that were filed prior to September 17, 2014 for the periods from 2008 to March 31, 2014, inclusive, should no longer be relied upon.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 1

During the second quarter of 2014, information drawing into question the appropriateness of certain of the Company’s accounting practices came to the attention of senior management of the Company. This information led to senior management making a recommendation to the Board of Directors (the “Board”) of the Company that the Audit Committee of the Board (the “Audit Committee”) conduct an independent review of these practices. At the direction of the Audit Committee, an internal review (the “Review”) was undertaken. The Audit Committee, comprised solely of independent directors, retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting the Review. The Review identified accounting practices that, among other things, had the effect of reducing the Company’s previously reported operating expenses and increasing the Company’s previously reported royalty expense and capital expenditures in 2014, 2013, 2012 and prior periods, which practices were not supportable and required adjustment.

The Review determined that the following matters required adjustment:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

Summary of Key Impacts of the Restatement

The key effects of the restatement on the consolidated balance sheets as at March 31, 2014 and December 31, 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			December 31, 2013
Property, plant and equipment	$9,087	$(308)	$8,779	$9,392	$(317)	$9,075
Accounts payable and accrued liabilities	633	(56)	577	654	(56)	598
Deferred tax liability	1,126	(60)	1,066	1,102	(62)	1,040
Deficit	(1,659)	21	(1,638)	(1,494)	14	(1,480)
Total assets	12,364	(306)	12,058	12,644	(315)	12,329
Total liabilities	$4,802	$(116)	$4,686	$4,934	$(118)	$4,816

The key effects of the restatement on the consolidated statements of income (loss) for the three month periods ended March 31, 2014 and 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			March 31, 2013
Operating costs	$176	28	204	217	55	272
Royalties	120	(18)	102	119	(25)	94
Depletion, depreciation and impairment	195	(8)	187	279	(7)	272
Loss on dispositions	59	(11)	48	—		—
Deferred income tax expense (recovery)	24	2	26	(26)	(5)	(31)
Net income (loss)	$(96)	$7	$(89)	$(97)	$(18)	$(115)

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 2

The key effects of the restatement on the consolidated statements of cash flows for the three month periods ended March 31, 2014 and 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			March 31, 2013
Cash flow from Operating activities	$232	$(10)	$222	$256	$(30)	$226
Cash flow from Investing activities	$2	$10	$12	$(400)	$30	$(370)

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2014 (restated)	2013 (restated)
Cash flow from operating activities	$222	$226
Change in non-cash working capital	34	(7)
Decommissioning expenditures	13	18

Funds flow	$269	$237

Basic per share	$0.55	$0.49
Diluted per share	$0.55	$0.49

First Quarter Highlights

•	Production in the first quarter of 2014 was on plan, averaging 111,461 boe per day compared to 142,804 boe per day in the first quarter of 2013. The decrease in production is primarily due to asset dispositions completed in 2013 and 2014 and our decision not to restore production shut-in due to marginal economic returns during 2013.

•	Development capital expenditures for the first quarter of 2014 were $195 million (2013 – $385 million) as we continued our focus on development in the Cardium, Slave Point and Viking, and realized sustained cost reductions across all plays.

•	Netbacks were $35.52 per boe compared to $25.47 per boe in the first quarter of 2013. The increase is mainly due to higher commodity prices.

•	Funds flow for the first quarter of 2014 was $269 million compared to $237 million in the comparative period in 2013. The increase in funds flow is mainly due to higher commodity prices, a stronger US dollar, and lower operating and general and administrative costs. This was partially offset by lower production volumes compared to 2013.

•	Net loss was $89 million in the first quarter of 2014 compared to a net loss of $115 million in the first quarter of 2013. The net loss in 2014 was primarily due to losses on non-core asset dispositions and unrealized foreign exchange losses.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 3

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

(restated) Three months ended	Mar. 31 2014	Dec. 31 2013	Sep. 30 2013	June 30 2013	Mar. 31 2013	Dec. 31 2012	Sep. 30 2012	June 30 2012
Gross revenues (1)	$668	$615	$773	$745	$704	$799	$840	$774
Funds flow	269	203	296	249	237	260	321	273
Basic per share	0.55	0.42	0.61	0.51	0.49	0.54	0.67	0.58
Diluted per share	0.55	0.42	0.61	0.51	0.49	0.54	0.67	0.58
Net income (loss)	(89)	(675)	34	(53)	(115)	(79)	(80)	233
Basic per share	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)	(0.17)	0.49
Diluted per share	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)	(0.17)	0.49
Dividends declared	69	68	68	131	130	129	129	128
Per share	$0.14	$0.14	$0.14	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	71,638	78,874	84,460	88,146	89,250	99,071	105,588	104,758
Natural gas (mmcf/d)	239	275	296	312	321	329	329	351

Total (boe/d)	111,461	124,752	133,712	140,083	142,804	153,931	160,339	163,181

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

In the first quarter of 2014, we entered the first year of our long-term plan which we announced in late 2013. Key strategies within the plan include increasing our operational efficiencies across our key plays and focusing on cost reductions throughout all levels of the Company. Our capital program is now centered on three key plays; the Cardium, Slave Point and Viking. Drilling cycle times and the related drilling and completion costs have continued to decrease throughout our 2014 drilling program thus far.

We have taken and will continue to take steps to focus our asset portfolio through disposition activity. This activity will also be a key driver in strengthening our balance sheet to allow us increased financial flexibility going-forward. In 2014, we closed our previously announced $175 million disposition which was the first step in our planned phase two disposition strategy. Through the remainder of 2014, we will continue to work through phase two as market conditions allow.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Benchmark prices
WTI crude oil (US$/bbl)	$98.62	$97.50	$105.80	$94.23	$94.34
Edm mixed sweet par price (CAD$/bbl)	99.74	86.33	104.69	92.58	88.17
AECO Monthly Index (CAD$/mcf)	4.76	3.15	2.67	3.59	3.08

Penn West average sales price (1)
Light oil and NGL (per bbl)	91.67	77.43	92.42	82.65	80.23
Heavy oil (per bbl)	69.15	58.66	84.02	67.10	50.78
Total liquids (per bbl)	87.54	73.96	90.88	79.89	74.84
Natural gas (per mcf)	5.75	3.51	2.83	3.70	3.18

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(8.25)	(15.02)	(4.80)	(3.60)	(7.11)
WTI - WCS Heavy ($US/bbl)	$(23.27)	$(32.21)	$(17.47)	$(19.13)	$(31.82)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 4

Crude Oil

During the first quarter of 2014, political events including the ongoing conflict in Libya and tensions between Russia and western countries led to concern about potential disruptions in crude supply movements supporting higher crude oil prices.

Crude oil stream differentials continued to be volatile across North America as production is currently growing at a rate that is outpacing the capacity of supporting infrastructure. Many analysts expect pipeline constraints over the next few quarters in western Canada due to delays in Enbridge’s major expansion projects. Furthermore, production growth from the Eagleford and Permian plays has raised concerns that production of light oil will soon exceed processing capacity in the Gulf Coast region leading to the possibility of processing capacity changes in the region and speculation regarding the export of U.S. crude oil production. The resolution of these issues could impact crude oil differentials in the future.

The U.S. government has yet to decide on the Keystone Pipeline and have further delayed a decision on the project. These delays on Keystone and other pipeline projects have continued to support the use of rail for crude transportation. However, in response to recent train derailments, the Canadian Government has recently announced reforms that will include a scheduled phase out of older tank cars over the next three years, reduced speeds in populated areas and increased collaboration from stakeholder groups in the development of emergency response plans. The U.S. Government is also working on new regulations relating to the movement of crude by rail and details are expected to be released soon.

Natural Gas

Natural gas inventory levels entered this past winter at historically high levels; however, the prolonged winter weather across
North America increased demand and created ongoing production disruptions which led to inventory levels declining to their lowest since 2003. Weather could continue to play a factor in natural gas markets as a warmer than normal summer this year could increase demand making it difficult to replenish inventory prior to the start of next winter.

Although drilling activity for natural gas, as measured by active rig count, continues to decrease in the lower 48 U.S. states, there have been no signs of natural gas production declines. This is partially attributed to increasing production of associated gas from oil drilling as the active U.S. rig count targeting oil continues to grow and ongoing resolution of infrastructure bottlenecks in the Marcellus.

We have 140,000 mcf per day of 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 and $4.17 per mcf along with 70,000 mcf per day of 2015 natural gas production collared between $3.69 per mcf and $4.52 per mcf.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 5

Average Sales Prices

	Three months ended March 31
(restated)	2014	2013	% change
Light oil (per bbl)	$95.72	$84.01	14
Risk management gain (loss) (per bbl) (1)	(2.23)	0.59	>(100)

Light oil net (per bbl)	93.49	84.60	11

Heavy oil (per bbl)	69.15	50.78	36

NGL (per bbl)	67.74	55.16	23

Natural gas (per mcf)	5.75	3.18	81
Risk management gain (loss) (per mcf) (1)	(0.46)	0.15	>(100)

Natural gas net (per mcf)	5.29	3.33	59

Weighted average (per boe)	68.60	53.93	28
Risk management gain (loss) (per boe) (1)	(1.98)	0.60	>(100)

Weighted average net (per boe)	$66.62	$54.53	23

(1)	Gross revenues include realized gains and losses on commodity contracts.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2014(1)	2013	% change
Light oil (bbls/d)	50,038	63,366	(21)
Heavy oil (bbls/d)	13,119	16,324	(20)
NGL (bbls/d)	8,482	9,560	(11)
Natural gas (mmcf/d)	239	321	(26)

Total production (boe/d)	111,461	142,804	(22)

(1)	Restated.

Production volumes for the first quarter of 2014 were in line with our expectations. The decline from the comparative period in 2013 was due to asset dispositions completed in 2013 and 2014 and our decision to not restore shut-in production as a result of marginal economic returns.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 6

Netbacks

	Three months ended March 31
	2014				2013
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
(restated)	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price	$91.67	$69.15	$5.75	$68.60	$53.93
Risk management gain (loss) (1)	(1.91)	—	(0.46)	(1.98)	0.60
Royalties	(15.93)	(9.29)	(0.31)	(10.12)	(7.35)
Operating costs	(21.53)	(28.15)	(2.67)	(20.35)	(21.12)
Transportation	—	(0.06)	(0.29)	(0.63)	(0.59)

Netback	$52.29	$31.65	$2.02	$35.52	$25.47

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	58,520	13,119	239	111,461	142,804

(1)	Gross revenues include realized gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

(restated)	Three months ended March 31
(millions)	2014	2013	% change
Light oil and NGL	$472	$533	(11)
Heavy oil	82	75	9
Natural gas	114	96	19

Gross revenues (1)	$668	$704	(5)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

On a total basis, revenues have declined from 2013 due to lower production volumes resulting from asset dispositions closed in 2013 and our decision not to restore production shut-in due to marginal economic returns during 2013. The increases in heavy oil and natural gas revenues were related to higher commodity prices and more than offset the effects of the disposition activity.

Reconciliation of Change in Production Revenues

(restated) (millions)
Gross revenues – January 1 – March 31, 2013	$704
Decrease in light oil and NGL production	(105)
Increase in light oil and NGL prices (including realized risk management)	44
Decrease in heavy oil production	(15)
Increase in heavy oil prices	22
Decrease in natural gas production	(26)
Increase in natural gas prices (including realized risk management)	44

Gross revenues – January 1 – March 31, 2014	$668

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 7

Royalties

	Three months ended March 31
(restated)	2014	2013	% change
Royalties (millions)	$102	$94	9
Average royalty rate (1)	15%	14%	1
$/boe	$10.12	$7.35	38

(1)	Excludes effects of risk management activities.

The royalty expense was comparable to 2013 as decreases resulting from the disposition activity in 2013 were offset by increases in commodity prices in 2014. As a result of higher commodity prices, on a per boe basis, royalties increased in 2014.

Expenses

(restated)	Three months ended March 31
(millions)	2014	2013	% change
Operating	$204	$272	(25)
Transportation	6	8	(25)
Financing	41	45	(9)
Share-based compensation	$9	$8	13

(restated)	Three months ended March 31
(per boe)	2014	2013	% change
Operating	$20.35	$21.12	(4)
Transportation	0.63	0.59	7
Financing	4.08	3.52	16
Share-based compensation	$0.82	$0.60	37

Operating

Operating costs were lower in 2014 compared to 2013 primarily due to lower labour, vehicle and electricity costs. Also contributing to the decrease was asset disposition activity which removed non-core assets from our portfolio.

Operating costs for the first quarter of 2014 had an insignificant realized gain on electricity contracts (2013 – $1 million). For the first three months of 2014, the average Alberta pool price was $60.59 per MWh (2013 – $65.30 per MWh). We currently have the following contracts in place that fix the price on our electricity consumption; in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $56.69 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 8

Financing

At March 31, 2014, the Company had an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility was to expire on June 30, 2016 and was extendible. The credit facility contained provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that varied depending on certain consolidated financial ratios. At March 31, 2014, approximately $2.8 billion was undrawn under this facility.

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility from an aggregate borrowing level of $3.0 billion to $1.7 billion. The new bank facility consists of two tranches; tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

As at March 31, 2014, the value of the Company’s senior unsecured notes was $2.1 billion (December 31, 2013 – $2.1 billion), with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.1 percent (December 31, 2013 – 6.1 percent) and a weighted average remaining term of 4.3 years (December 31, 2013 – 4.5 years). No new note issuances occurred in 2014 or 2013.

Summary information on our senior unsecured notes outstanding is as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 –15 years	5.80%		3.3
2008 Notes	May 29, 2008	US$480, CAD$30	8 –12 years	6.25%		3.8
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	4.3
2009 Notes	May 5, 2009	US$149 (2), £20, €10, CAD$5	5 –10 years	8.85	% (3)	2.8
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 –15 years	5.47%		4.6
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 –15 years	5.00%		7.5
2011 Notes	November 30, 2011	US$105, CAD$30	5 –10 years	4.49%		5.8

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

As a result of the decision to restate certain of its historical financial statements and the delay in filing of its second quarter 2014 financial statements, the Company was in default of certain terms and conditions of its bank facility and its senior unsecured notes. Such defaults did not relate to any of the financial covenants under the bank facility or the senior unsecured notes. The Company subsequently received waivers in respect of these defaults from the lenders under the bank facility and the holders of the senior unsecured notes in August 2014. Subject to certain conditions, the waivers had the effect of extending the cure period for such defaults and allowing for the defaults to be cured by delivery of the restated historical and second quarter 2014 financial statements. With the curing of the defaults by delivery of such financial statements, the bank facility and notes remain in place on their existing terms.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 9

Our debt capital structure includes shorter-term financings under our syndicated bank facility and longer-term instruments through our senior unsecured notes. Financing charges in 2014 decreased compared to 2013 as the outstanding balance under our credit facility was lower. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at March 31, 2014, 10 percent (December 31, 2013 – none) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first quarter of 2014 an expense of $1 million (2013 – $2 million) was recorded in financing costs to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps. Our outstanding interest rate swaps expired in January 2014.

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, our Long-Term Retention and Incentive Plan (“LTRIP”), our Deferred Share Unit Plan (“DSU”) and our Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2014	2013	% change
Options	$3	$3	—
LTRIP	4	4	—
PSU	2	1	100

Share-based compensation	$9	$8	13

The share-based compensation related to the CSRIP plans and the DSU was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at March 31, 2014 was $9.24 (2013 – $10.92).

General and Administrative Expenses (“G&A”)

(restated)	Three months ended March 31
(millions, except per boe amounts)	2014	2013	% change
Gross	$47	$61	(23)
Per boe	4.70	4.71	—
Net	36	43	(16)
Per boe	$3.60	$3.37	7

The decline in G&A costs from the comparable period is due to staff reductions that occurred during 2013. On a net per boe basis G&A has increased due to lower production volumes subsequent to our 2013 disposition activity.

Restructuring Expense

In the first quarter of 2014, we continued to streamline our business which resulted in a $4 million restructuring charge ($0.37 per boe).

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 10

Depletion, Depreciation and Accretion

(restated)	Three months ended March 31
(millions, except per boe amounts)	2014	2013	% change
Depletion and depreciation (“D&D”)	$187	$272	(31)
D&D expense per boe	18.67	21.19	(12)

Accretion of decommissioning liability	9	11	(18)
Accretion expense per boe	$0.92	$0.86	7

The decline in both D&D expense and rate per boe is due to the disposition activity and impairment charges recorded in 2013. Accretion decreased from 2013 as a result of asset dispositions.

Taxes

(restated)	Three months ended March 31
(millions)	2014	2013	% change
Deferred tax expense (recovery)	$26	$(31)	>100

In 2014, the deferred income tax expense is primarily related to unrealized foreign exchange losses and the reassessment of certain tax pool balances.

Foreign Exchange

	Three months ended March 31
(millions)	2014	2013	% change
Unrealized foreign exchange loss	$75	$29	>100

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized losses in both periods were due to the Canadian dollar weakening relative to the US dollar.

Funds Flow and Net Loss

(restated)	Three months ended March 31
(millions, except per share amounts)	2014	2013	% change
Funds flow (1)	$269	$237	14
Basic per share	0.55	0.49	12
Diluted per share	0.55	0.49	12

Net loss	(89)	(115)	(23)
Basic per share	(0.18)	(0.24)	(25)
Diluted per share	$(0.18)	$(0.24)	(25)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The increase in funds flow from 2013 is mainly due to higher commodity prices, a stronger US dollar and lower operating and general and administrative costs. This was partially offset by lower production volumes in 2014.

The net loss in 2014 was partially due to losses on non-core asset dispositions, as we continue our strategy of focusing our asset portfolio, along with unrealized foreign exchange losses.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 11

Capital Expenditures

(restated)	Three months ended March 31
(millions)	2014	2013	% change
Land acquisition and retention	$1	$1	—
Drilling and completions	142	273	(48)
Facilities and well equipping	53	135	(61)
Geological and geophysical	6	9	(33)
Corporate	—	3	>(100)
Carried capital by partners	(7)	(36)	(81)

Exploration and development capital (1)	195	385	(49)
Property dispositions, net	(213)	(9)	>100

Total capital expenditures	$(18)	$376	>(100)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

We continue to concentrate our development programs on our light-oil targets in the Cardium, Viking and Slave Point plays. Overall, our capital expenditures have decreased from 2013 as activity levels are more focused in 2014 and we have realized sustained cost reductions across all areas of operations. Additionally we are operating in a more continuous manner in an effort to improve our operational efficiencies, resulting in more comparable spending quarter-over-quarter. To date, we have experienced considerable improvements in costs and drilling cycle times.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2014	2013	% change
E&E capital expenditures	$24	$29	(17)

Our E&E capital expenditures primarily relate to activities under our Peace River Oil Partnership and Cordova Joint Venture.

Loss on asset dispositions

(restated)	Three months ended March 31
(millions)	2014	2013	% change
Loss on asset dispositions	$48	$—	>100

The losses recognized in income in 2014 were related to non-core property dispositions as we continue to focus our asset portfolio.

Goodwill

(millions)	March 31, 2014	December 31, 2013
Balance, end of period	$1,887	$1,912

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the first quarter of 2014, we reduced goodwill by $25 million as a result of a portion of goodwill being allocated to non-core property dispositions.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 12

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

(restated)	March 31, 2014		December 31, 2013
(millions)		%		%
Common shares issued, at market (1)	$4,534	63	$4,338	61
Bank loans and long-term notes	2,353	33	2,458	34
Working capital deficiency (2)	302	4	344	5

Total enterprise value	$7,189	100	$7,140	100

(1)	The share price at March 31, 2014 was $9.24 (December 31, 2013 - $8.87).
(2)	Excludes the current portion of deferred funding asset, risk management and long-term debt.

Dividends

	Three months ended March 31
(millions, except per share amounts)	2014	2013	% change
Dividends declared	$69	$130	(47)
Per share	0.14	0.27	(48)

Dividends paid (1)	$68	$129	(47)

(1)	Includes amounts funded by the dividend reinvestment plan.

On April 30, 2014, we declared our second quarter dividend of $0.14 per share which was paid on July 15, 2014 to shareholders of record on June 30, 2014. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes. The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 13

Liquidity

At March 31, 2014, the Company had an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. During the second quarter of 2014, the Company renewed its bank facility from an aggregate borrowing level of $3.0 billion to $1.7 billion. For further details on our debt instruments, please refer to the “Financing” section of this restated MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2014, the Company was in compliance with all of these financial covenants which consist of the following:

(restated)	Limit	March 31, 2014
Senior debt to EBITDA(1)	Less than 3:1	2.2
Total debt to EBITDA(1)	Less than 4:1	2.2
Senior debt to capitalization	Less than 50%	24%
Total debt to capitalization	Less than 55%	24%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 14

Financial Instruments

We had the following financial instruments outstanding as at March 31, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	10,000 bbls/d	Apr/14 – Jun/14	US$93.20 to $101.00/bbl	$(2)
WTI Swaps	20,000 bbls/d	Apr/14 – Jun/14	US$93.74/bbl	(17)

Natural gas
AECO Forwards	90,000 mcf/d	Apr/14 – Dec/14	$3.90/mcf	(24)
AECO Collars	50,000 mcf/d	Apr/14 – Dec/14	$3.41 to $4.17/mcf	(10)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	(2)

Electricity swaps
Alberta Power Pool	70 MW	Apr/14 – Dec/14	$58.50/MWh	(3)
Alberta Power Pool	10 MW	Apr/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	70

Foreign exchange forwards on revenues
	US$252	Apr/14 – Jun/14	1.0775 - 1.1050 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$2

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 15

Outlook

This outlook section is included to provide shareholders with information about our expectations as at September 17, 2014 for production and capital expenditures in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2014, including our non-core asset disposition program.

There have been no changes to our guidance for our 2014 forecast average production of 101,000 to 106,000 boe per day, originally disclosed in our January 21, 2014 press release “Penn West Provides Fourth Quarter 2013 Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million.”

Our 2014 Capital Budget has been revised from $900 million to $820 million to reflect the reclassification of $80 million of the budget from capital expenditures to operating expenses in connection with the restatement of certain of our historical financial statements as described in our September 18, 2014 press release “Penn West Provides Results of Internal Review of Accounting Practices, Files Restated Financial Statements and Confirms no Impact on Strategic Direction”. There is no impact on planned development capital activities for 2014 as a result of this adjustment to our guidance.

All such press releases are available on our website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted expectations.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	20	0.04
Liquids production	1,000 bbls/day	25	0.05
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	2	0.01
Exchange rate ($US per $CAD)	$0.01	20	0.04

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Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

(millions)	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$66	$273	$460	$269	$491	$794
Transportation	44	70	60	55	52	300
Power infrastructure	23	14	14	14	14	11
Drilling rigs	10	15	11	6	—	—
Purchase obligations (1)	4	5	1	1	1	—
Interest obligations	100	124	106	87	66	87
Office lease (2)	43	58	57	54	54	347
Decommissioning liability (3)	$62	$72	$70	$84	$86	$174

(1)	These amounts represent estimated commitments of $7 million for CO2 purchases and $5 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $376 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our bank facility, as renewed in May 2014, consists of two tranches: tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. If we are not successful in renewing or replacing one or both tranches of our bank facility on maturity of each tranche, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $2.1 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. Recently, Penn West has been made aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price arising out of the restatement. Amounts claimed in these proceedings are significant but at this stage in the process, any estimate of Penn West potential exposure or liability, if any, is premature and cannot be determined. Penn West fully intends to vigorously defend against any such actions.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 17

Equity Instruments

Common shares issued:
As at March 31, 2014	490,688,948
Issued on exercise of options	1,067,000
Issued pursuant to dividend reinvestment plan	3,245,914

As at September 17, 2014	495,001,862

Options outstanding:
As at March 31, 2014	21,531,904
Exercised	(1,067,000)
Forfeited	(5,400,165)

As at September 17, 2014	15,064,739

Share Rights outstanding:
As at March 31, 2014	23,000
Forfeited	(23,000)

As at September 17, 2014	—

Restricted Options outstanding (1):
As at March 31, 2014	480,476
Forfeited	(217,676)

As at September 17, 2014	262,800

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise.

Internal Control over Financial Reporting

Management has evaluated whether there were any changes in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. No such changes were identified. However, through the Review conducted by the Audit Committee (see “Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements”) it was determined that the following accounting practices required adjustments to correct the previously issued financial statements for three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

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Through our analysis, we concluded that the accounting practices that resulted in these errors demonstrated the following material weaknesses in our ICFR:

•	Control environment and supervisory material weakness – The control environment, which includes the Company’s Code of Business Conduct and Ethics and the Code of Ethics for Directors, Officers and Senior Financial Management, is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its employees, and is the foundation of the other components of ICFR. We have concluded that our former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. There was a lack of awareness or willingness of some staff with knowledge of improper accounting practices to utilize the Company’s independently administered whistle blower hotline or to take other actions that could have identified the improper accounting practices to the appropriate persons on a more timely basis. This material weakness in our overall control environment was a contributing factor to the additional material weaknesses described below.

•	Journal entry material weakness – We did not maintain effective control over the recording of certain journal entries. Specifically, the Company has a journal entry policy that requires appropriate segregation of duties in that a person creating an entry is not able to approve his or her own entry. In addition, the policy requires each journal entry to include appropriate supporting documentation and analysis to ensure it is made in accordance with IFRS. These policies were not consistently applied as reviewers were in some instances approving journal entries without appropriate documentation. This allowed inappropriate journal entries with respect to inappropriately capitalizing property, plant and equipment from operating expenses and inappropriately reclassifying operating expenses to royalties.

•	Management override material weakness – We did not maintain effective controls to prevent or detect the circumvention or override of controls. Two of the accounting adjustments identified in our review are a result of senior accounting management overriding the Company’s processes related to capital cost accruals and the recording of adjustments to oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments. In both these cases, the Company’s processes generated the correct financial statement treatment of these items. However, senior accounting management overrode the outcomes from such processes and did not record the correct amounts in the appropriate period.

Each of these material weaknesses, which continued to exist as of March 31, 2014, created a reasonable possibility that a material misstatement of the Company’s annual financial statements or interim financial reports would not be prevented or detected on a timely basis.

Remediation Plan for Material Weaknesses in ICFR

During 2014, before the accounting practices that led to the Review were brought to the new Chief Financial Officer’s attention, we began an unrelated restructuring of our accounting and finance departments. As a result of that restructuring, the senior finance and accounting personnel who were at the Company and involved in the adoption and use of the accounting practices that led to the restatement of our financial statements described under “Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements” ceased to be employed by the Company.

We are implementing appropriate remedial measures to strengthen our corporate governance, compliance and control processes. We are in the process of enhancing our internal control testing function with the support of an independent third party firm, senior management, the Audit Committee and the Board, allowing for a higher level of independent assurance from this function. We believe that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in our financial statements.

Senior management is also reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures across the Company to better ensure compliance with Company standards and will continue to emphasize adherence to these policies on an on-going basis. We have concluded that our former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 19

policies, procedures and controls necessary to present financial statements in accordance with IFRS. Specifically, senior management is focused on improving processes and controls by:

•	Conducting ongoing compliance, accounting policy and controls training for its accounting and finance staff and increasing awareness and ensuring effectiveness of the Company’s whistleblower line;

•	Reestablishing proper oversight within the accounting and finance functions;

•	Strengthening the capital accrual process by requiring appropriate analysis and approval of any proposed adjustments to amounts generated by the detailed process;

•	Enforcing the journal entry policy and improving controls requiring appropriate analysis, documentation and approval for all journal entries. In addition, we are reviewing approval authorities and enhancing journal entry review procedures; and

•	Improving the process for recording adjustments to oil and natural gas sales and associated volumes related to closing adjustments on asset acquisitions or dispositions and equalizations adjustments by requiring appropriate supporting analysis, including the timing of when the adjustment should be recognized in the financial statements.

In addition to the material weaknesses discussed above, our analysis determined that a significant deficiency in ICFR was demonstrated with respect to the Company’s capitalization policy. The Company has a capitalization policy in place that establishes the criteria for expensing and capitalizing costs in accordance with IFRS. During its review of accounting entries, the Company identified instances where operating expenses were classified as capital costs and capital costs were classified as operating expenses. The instances of these errors decreased in frequency and magnitude over the restatement period as the Company refined the application of the policy. As a result, the Company has determined that as of March 31, 2014, it has a significant deficiency, but not a material weakness, related to the application of its capitalization policy. In addition to the remediation actions discussed above with respect to the material weaknesses identified, senior management is focused on the importance of consistent application of the capitalization policy through training along with enhanced clarification on areas requiring judgment.

Senior management has discussed the aforementioned material weaknesses and significant deficiency with our Audit Committee and the Board of Directors will continue to review progress on these remediation activities on a regular and ongoing basis.

The material weaknesses and significant deficiency cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts we have taken or will implement will effectively remediate the material weaknesses and significant deficiency described above or prevent the incidence of other significant deficiencies or material weaknesses in our ICFR in the future. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses and significant deficiency. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. We will continue to progress through our remediation plan.

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New Accounting Pronouncements

During the first quarter of 2014, we adopted the following standards all of which were applied retrospectively.

The International Accounting Standards Board issued amendments to IAS 32, “Financial Instruments: Presentation”, which clarify the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The amendments are required to be applied retrospectively for annual periods beginning on or after January 1, 2014. There was no impact to us on adoption of this standard.

In May 2013, IFRIC 21 “Levies” was issued and provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executory contracts or other contractual arrangements. The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. This IFRIC is effective for annual periods commencing on or after January 1, 2014 and is to be applied retrospectively. There was no impact to us on adoption of this standard.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard replaces IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is effective for annual periods ending on or after January 1, 2018. We have not yet assessed the impact of this standard.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 21

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the key strategies within our long-term plan, including increasing our operational efficiencies across our key plays and focusing on cost reductions throughout all levels of the Company, our intention that our capital program will be centered on three key plays (the Cardium, Slave Point and Viking), our intention to continue to take steps to focus our asset portfolio through disposition activity and our belief that this activity will also be a key driver in strengthening our balance sheet to allow us increased financial flexibility going-forward, the details of our planned phase two disposition strategy, and our intention through the remainder of 2014 to continue to work through phase two as market conditions allow; under “Business Environment”, our views regarding the political events, infrastructure (including pipeline, refining and rail transportation) capacity constraints and other factors affecting crude oil prices and crude oil stream differentials and our belief that the resolution of these issues could impact crude oil differentials in the future, and our belief that weather could continue to play a factor in natural gas markets; under “Capital Expenditures”, our intention to continue to concentrate our development programs on our light-oil targets in the Cardium, Viking and Slave Point plays, our plan that activity levels will be more focused in 2014 and that we will operate in a more continuous manner in an effort to improve our operational efficiencies, resulting in more comparable spending quarter-over-quarter; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could become material, our dedication to reducing the environmental impact from our operations through our environmental programs and the nature of these programs, our intention that our operations will be continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate; under “Liquidity and Capital Resources”, all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any), our intention to actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure, our intention to consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks, our intention to monitor credit market developments, and our belief that these actions and plans may increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies; under “Outlook”, the amount of our 2014 development capital expenditure budget and our forecast 2014 average daily production levels; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date; and under “Remediation Plan for Material Weaknesses in ICFR”, our belief that increasing organizational awareness and understanding of the importance of internal control will significantly decrease the risk of errors in our financial statements, our intent to continue to emphasize adherence to these policies on an ongoing basis, the intent of our senior management to focus on enhancing processes and controls by conducting ongoing ethics, accounting policy and controls training for its accounting and finance staff, increasing awareness of the Company’s whistleblower line, reestablishing proper oversight within the accounting and finance functions, enforcing the journal entry policy and controls requiring appropriate analysis, documentation and approval for all journal entries and improving the process for recording adjustments to oil and natural gas sales and associated volumes related to closing adjustments on asset acquisitions or dispositions and equalizations adjustments by requiring appropriate supporting analysis, including the timing of when the adjustment should be recognized in the financial statements, the intent of our senior management to focus on strengthening the Company’s capital accrual process by requiring appropriate analysis and approval of proposed adjustments to amounts generated by the detailed process, the intent of our Audit Committee and Board to continue to review progress on these remediation activities on a regular and ongoing basis, and expectation that we will continue to progress through our remediation plan.

PENN WEST FIRST QUARTER 2014	MANAGEMENT’S DISCUSSION & ANALYSIS (RESTATED) 22

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute or long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; our ability to add production and reserves through our development and exploitation activities; our ability to effectively implement new ICFR policies to significantly decrease the risk of errors in our financial statements and increase the effectiveness of our ICFR; and that our senior management and other employees will adhere to any new ICFR policies adopted by the Company. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the risk that any new policies relating to ICFR will not effectively remediate the material weaknesses and significant deficiency described above or prevent the incidence of other significant deficiencies or material weaknesses in our ICFR in the future; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Revised Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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